Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

September 14, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Supplemental Immediate Report - Deployment of Ultra-Broadband Stationary Infrastructure in Israel - Approval by the Israeli Government

Bezeq hereby supplements the following reports that it has filed in the past:

●	Immediate Report dated July 6, 2020, regarding the publication for public comments of the draft Economic Plan 2020 - Promoting Nationwide Deployment of Advanced Communication Infrastructures in Israel; and

●	Immediate Report dated July 21, 2020, regarding the publication of the final recommendations of the inter-ministerial team for the examination of the policy for ultra-broadband stationary infrastructure deployment in Israel and its adoption by the Minister of Communications.

On September 13, 2020, the Government of Israel approved the promotion of a nationwide deployment of advanced communications infrastructure in Israel, in accordance with the final recommendations of the inter-ministerial team referenced above.

The implementation of the main part of the government decision requires an amendment to the Communications Law (Telecommunications and Broadcasting), 5742-1982.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.